NEWS RELEASE 10-35	OCTOBER 25, 2010

FRONTEER GOLD ANNOUNCES SALE OF 10 EXPLORATION PROJECTS
TO BRIDGEPORT VENTURES

Fronteer Gold (FRG - TSX/NYSE Amex) announces that it has signed a definitive agreement to sell a 100% interest in 10 gold properties in Nevada to Bridgeport Ventures (TSX- BPV). The Agreement includes projects derived principally from Fronteer Gold's Nevada Eagle portfolio purchased earlier this year (see April 26, 2010, press release).

Under the terms of the Agreement, Bridgeport Ventures will issue an aggregate of 4.5 million common shares as consideration for the sale. In addition, Fronteer Gold will reserve a 2% Net Smelter Return royalty on each of the 10 projects. At the close of trading on October 22, 2010, the share consideration was valued at $5.6 million. The transaction is expected to close before November 15, 2010, and remains subject to customary regulatory approvals.

“Partnering with an experienced and well-funded management team such as Bridgeport Ventures gives Fronteer Gold additional exposure to near-term exploration success while we dedicate our full attention and resources to advancing our Long Canyon, Northumberland and Sandman gold deposits to production,” says Fronteer Gold President and CEO Mark O’Dea.

With more than 70 gold projects in Nevada and bordering states, Fronteer Gold has built an exceptional growth pipeline. The Agreement is consistent with Fronteer Gold’s history of seeking joint-venture arrangements, or tactical divestments of assets, that afford the company the opportunity to maintain its strong treasury, create immediate value for shareholders, and provide ongoing exposure to exploration upside through retained interests and shareholdings.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.